Exhibit 12

IKON RECEIVABLES LLC
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

				April 6, 1999
		Fiscal Year Ended		(Inception) -
		September 30,		September 30,
		2001	2000	1999

Earnings
Income from continuing operations		$94,252	$66,113	$17,574
Add:
Fixed charges		113,383	82,431	14,702

Earnings, as adjusted	(A)	$207,635	$148,544	$32,276

Fixed charges
Other interest expense, including
interest on capital leases	(B)	$113,383	$82,431	$14,702

Ratio of earnings to fixed charges
(A) divided by (B)		1.8	1.8	2.2